FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Current Report for the period September 2002

GLAMIS GOLD LTD.

(Translation of registrant’s name into English)

5190 Neil Rd., Suite 310, Reno, Nevada 89502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD.
Date: October 8, 2002	(Registrant)

By: /s/ Cheryl S. Maher
Cheryl S. Maher Chief Financial Officer

BC FORM 53-901F

(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1.	Reporting Issuer

Glamis Gold Ltd. Suite 310 — 5190 Neil Road Reno Nevada 89502

(the “Company”)

Telephone: (775) 827-4600

Item 2.	Date of Material Change

September 29, 2002

Item 3.	Press Release

The Company issued a news release on September 29, 2002.

Item 4.	Summary of Material Change

The Company announced as a result of recent optimisation studies significant improvements in project economics at its El Sauzal mine in Mexico. Based on these developments, permitting and development activities are moving forward at the site, and the Company is scheduled to review the project in November 2002.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Charles A. Jeannes Senior Vice-President, Administration General Counsel and Secretary 5190 Neil Road Reno, Nevada

Telephone: (755) 827-4600

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

October 8, 2002 Date	Signed “Charles A. Jeannes" Signature

Charles A. Jeannes Name

Senior Vice-President, Administration General Counsel and Secretary Position

Reno, Nevada Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Glamis Gold Ltd.
NEWS RELEASE

For immediate release (All amounts in United States Dollars)

Trading symbol: TSE NYSE — GLG	September 29, 2002

GLAMIS UPDATES DEVELOPMENT
AND EXPLORATION PROJECTS

Reno, Nevada — Glamis Gold Ltd. (NYSE: GLG; TSX: GLG) is pleased to announce significant progress in advancing development of its El Sauzal and Marigold expansion programs in Chihuahua State, Mexico and Nevada, respectively. Glamis also reports positive developments at its advanced Marlin and Cerro Blanco exploration properties in Guatemala.

Kevin McArthur, President and Chief Executive Officer of the Company stated, “Our long-term strategic goal is to produce 500,000 ounces of gold annually at a total cash cost of less than $150 per ounce. With the progress we have made at El Sauzal and Marigold together with very promising exploration results at both Marlin and Cerro Blanco, we are confident that this goal can be achieved sooner than originally expected.”

El Sauzal, Mexico

As a direct result of recent optimization studies, Glamis has significantly improved project economics at El Sauzal. Throughput will be increased by approximately 10 percent, resulting in increased annual production and lower total cash costs. Capital cost estimates have also been reduced by 10 percent; however, a $10 million contingency line has been included, pending completion of the final design. A comparison of the original study results with those achieved through upgraded process design and infrastructure improvement is presented in the following table:

El Sauzal – Update

		Sept. '02	June '02
		Update	Feasibility

•	Initial capex	$91 Million	$102 Million
	Contingency	10 Million
•	Cash operating costs per ounce Au	$110	$114
•	Mine life (years)	10	11
•	Process rate (tonnes/day)	5,500	5,000
•	Avg. annual gold production (troy ounces)	190,000	173,000
•	Pre-tax IRR	25%	20%
•	Expected startup	1Q 2005	4Q 2005

Permitting and development activities are rapidly moving forward at El Sauzal. The Company and government officials are working to approve a southern access road from Los Mochis to the property that will reduce travel time and will provide deep-port access to the project. Due to reduced mill requirements, a smaller power line will also follow the same route. Environmental baseline studies have been completed and a full archeological review is in progress. Glamis fully expects that the key MIA permitting document will be submitted in November, 2002, as planned. The El Sauzal project has received enthusiastic support both from government agencies and local communities.

Glamis’ Board of Directors is scheduled to review the project for formal approval in November, 2002. When approved, contracts for detailed design and engineering work will be awarded and construction is expected to begin in the second half of 2003.

Marigold Expansion – Nevada

At Marigold mine in Nevada, the expansion program is fully underway. Once completely phased in by 2005, Glamis’ two-third share of annual gold production will rise from approximately 50,000 ounces in 2002 to an estimated 120,000 ounces at a total cash costs averaging $145 per ounce. Permitting is on schedule for completion in the third quarter of 2003.

In conjunction with the expansion program, Glamis has continued its in-fill and step-out drilling programs. Initial results from the Section 30 target were not as successful as hoped, leading to a reduction in the Section 30 resource. However, only a negligible change to the reserve base is expected.

The 2002 drilling program has now moved to test a number of promising exploration targets identified last year. In total, the Marigold property comprises 27 square miles, much of which remains largely unexplored. The Company is optimistic that it will discover new reserves and resources as exploration proceeds.

Marlin, Guatemala

At the Marlin property in Guatemala, in-fill and step-out drilling continues to confirm and expand the Main Zone. To date, a total of 159 core and reverse circulation holes have been drilled totaling in excess of 24,000 meters. Four drill rigs are currently active on the property and have just begun to test targets such as the Los Cochis and Cancil zones adjacent to the Main Zone. The $3.0 million drilling program is expected to continue through the first half of 2003 in conjunction with the preparation of an internal feasibility study. Selected results include the following:

HOLE *	INTERVAL (m)	LENGTH (m)	AU (g/t)	AG (g/t)

Year 2002 Drilling
EM02-1	25.9 to 62.5	36.6	5.5	15.5
EM02-6	0.0 to 64.1	64.1	5.1	67.1
EM02-9	38.4 to 54.9	16.5	3.3	21.0
EM02-31	44.2 to 79.3	35.1	2.9	7.0
and	99.1 to 129.5	30.4	8.3	127.7
MR02-27	10.5 to 33.0	22.5	10.8	74.3

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HOLE *	INTERVAL (m)	LENGTH (m)	AU (g/t)	AG (g/t)

Previous Drilling
M-03	16.5 to 40.5	24.0	10.8	228.5
M-23	2.0 to 25.9	23.9	7.0	86.6
M-47	30.5 to 72.7	42.2	5.1	43.6

Preliminary metallurgical column test results show excellent leachability of oxide samples even at coarse crush sizes. Recoveries from mixed oxide and sulphide ores are lower but these are expected to improve with finer crushing. In view of the many high-grade intercepts, high silver grades and the likelihood of increased recoveries, a conventional milling operation is under consideration as the preferred processing alternative.

Development activities are progressing well and Glamis expects results of an internal feasibility study to be completed early in 2003. Environmental baseline studies, road improvement and land acquisition programs are well underway. The project has received full support of Guatemalan officials and local communities where the Company is actively providing assistance in the areas of health, education and employment.

Cerro Blanco

Results of this year’s eight-hole program on the main Cerro Blanco zone have yielded high-grade gold mineralization at depth. The potential for a combination surface and underground operation is in the preliminary stages of evaluation. Selected intervals in this year’s and previous programs are summarized in the table below:

HOLE *	INTERVAL (m)	LENGTH (m)	AU (g/t)

Year 2002 Drilling (8 holes)
78	255.6 to 273.8	18.2	90.9
Incl.	255.6 to 263.9	8.3	192.6
78	338.3 to 345.8	7.5	10.8
85	335.9 to 341.9	6.0	52.2
87	110.0 to 114.5	4.5	16.6
And	165.5 to 174.5	9.0	11.2
Previous Drilling (71 holes)
12	99.5 to 108.5	9.0	13.7
13	164.0 to 168.5	4.5	24.5
63	223.5 to 228.0	4.5	25.1
67	144.0 to 148.5	4.5	15.9
And	193.5 to 198.0	4.5	19.8
74	199.5 to 208.5	9.0	22.9

* Note:	The entire drill hole database for both Marlin and Cerro Blanco is available on the Glamis website at www.glamis.com.

Cerro Blanco metallurgical test results have been excellent with gold recoveries on high-grade samples well in excess of 90 percent after grinding to a 150-mesh size. A second stage of drilling is planned to expand potential underground zones and to test for continuity. Possible processing and operating synergies with the Marlin property to the west are also being examined.

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Glamis Gold Ltd. will be making a presentation at the Mining Investment Forum sponsored by the Denver Gold Group at approximately 10:45 am MT on October 2, 2002 in Denver, Colorado. The presentation will be available on the company’s website at www.glamis.com.

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines in Nevada, California and Honduras. The Company remains debt free and unhedged. Glamis’ strategic goal is to increase annual gold production to 500,000 ounces at a total cash cost below $150 per ounce.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve determination, the timing of the development of new deposits, the Company’s hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis and Francisco’s Annual Information Form, and in the Information Circular filed in connection with the Glamis/Francisco Plan of Arrangement. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd. 5190 Neil Road, Suite 310 Reno, NV 89502 Michael A. Steeves Vice President, Investor Relations	Website: email requests for investor packets to: email questions/correspondence to: Phone: 1-775-827-4600 ext. 3104	www.glamis .com info@glamis .com michaels@glamis.com

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